EXHIBIT 12a

PSEG POWER LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended
	December 31,
	2015	2014	2013	2012	2011

Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$1,367	$1,251	$1,063	$1,099	$1,703
(Income) Loss from Equity Investees, net of Distributions	1	3	(10)	(6)	(12)
Fixed Charges	152	150	143	164	208
Capitalized Interest	(1)	1	1	(6)	(10)
Total Earnings	$1,519	$1,405	$1,197	$1,251	$1,889
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$148	$146	$139	$161	$205
Interest Factor in Rentals	4	4	4	3	3
Total Fixed Charges	$152	$150	$143	$164	$208

Ratio of Earnings to Fixed Charges	9.99	9.37	8.37	7.63	9.08

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity method investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.